SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ No. 02.808.708/0001-07

NIRE 35.300.157.770

NOTICE TO THE MARKET

Companhia de Bebidas das Américas – Ambev (AMBV3 and AMBV4) (the “Company”), by means of this notice, hereby provides additional information to Shareholders and the market in general in connection with the proposed merger into the asset base of Ambev S.A. (“Ambev S.A.”) of all shares issued by the Company and not held by Ambev S.A. (the “Stock Swap Merger”), announced by the material fact notices dated as of December 7, 2012 and May 10, 2013.

On April 2, 2013, the Brazilian Securities Commission (“CVM”) en banc decided to waive the Company’s preparation of the valuation report required under Section 264 of Law No. 6,404/76, the purpose of which would be to calculate the ratio to exchange Ambev S.A. common shares for Company common and preferred shares, based on the market value of the net equity of those two companies (the “Valuation Report”). Such decision was grounded on a public consultation filed by the Company with the CVM on March 7, 2013, which explained, among other things, that Ambev S.A.’s asset base, at the time of the Stock Swap Merger, would be comprised only by shares of the Company and cash (the “Public Consultation”).

Since filing of the Public Consultation, Ambev S.A. initiated a process  to liquidate its assets and liabilities, other than cash and Company shares. Notwithstanding the above, Ambev S.A. was confronted with certain obstacles to liquidate certain of its assets given their specific nature. As a result, the following assets and liabilities will remain in the asset base of Ambev S.A. at the time of the Stock Swap Merger:

•         Recoverable Taxes (R$2,350 thousand on March 31, 2013) consisting basically of Withholding Income Tax on Financial Investments and Advanced Income Taxes and Social Security Contribution;

•         Deferred Tax Assets (R$9,594 thousand on March 31, 2013) relating to Deferred Income Tax and Social Security Contribution on Tax  Losses;

•         Trade Payables (R$45,574 thousand on March 31, 2013) relating to outstanding balances and provisions to be made for services that are being rendered by several suppliers of Ambev S.A.; and

•         Cash equivalents (R$33,650 thousand estimated on the date of the Stock Swap Merger) comprised of bonds with immediate liquidity.

Therefore, at the moment of the Stock Swap Merger Ambev S.A. will not only have shares issued by the Company and cash, but also the remaining assets and liabilities listed above. As per the above, the value of such assets and liabilities are not material in comparison to the value of the Company shares that will be merged into Ambev S.A.’s asset base as a result of Stock Swap Merger, as (i) they represent only 0.000022% of the market value of such Company shares and (ii) such remaining assets and liabilities are almost equivalent to each other, as a result of which they have no impact on the Stock Swap Merger’s exchange ratio.

Although we believe that this new scenario should not impact the original understanding of the CVM issued in connection with the Public Consultation, the Company has chosen to voluntarily prepare the Valuation Report with a view to providing additional information for the benefit of Ambev’s shareholders and the market in general, as well as to comply with all legal and regulatory requirements.

Finally, the Company informs that, according to the Valuation Report released by the Company on this date, the valuation resulted in an exchange ratio of 4.997757 Ambev S.A. common shares for each Company common or preferred share, based on the market value of the Company’s and Ambev S.A.’s net equity, which ratio is less favorable to the Company’s shareholders than the Stock Swap Merger’s exchange ratio of five Ambev S.A. common shares for each Company common or preferred share.

São Paulo, June 28, 2013.

Companhia de Bebidas das Américas – Ambev

Nelson José Jamel

Investor Relations Officer

Additional Information and Where to Find:

This Notice to the Market is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares or other securities of Ambev S.A. or the Company nor a solicitation of any proxy, vote or approval.  The proposed Stock Swap Merger of Ambev S.A. with the Company described in this Notice to the Market will be submitted to a vote of the shareholders of those companies at separate shareholders’ meetings of each of them.

The distribution of new common shares (including in the form of American Depositary Shares (“ADSs”)) of Ambev S.A. to holders of the Company’s shares and ADSs will be made only pursuant to an effective registration statement that Ambev S.A. intends to file with the U.S. Securities and Exchange Commission (the “Commission”).  In connection with the Stock Swap Merger, Ambev S.A. plans to file with the Commission (i) one or more registration statements on Form F-4 containing a prospectus that will be mailed to holders of ADSs of the Company and (ii) other documents regarding the proposed Stock Swap Merger. Investors and security holders of the Company are urged to carefully read those materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available, because they will contain important information about Ambev S.A., the Company and the Stock Swap Merger. Investors and security holders will be able to obtain the documents filed by Ambev S.A. with the Commission regarding the proposed Stock Swap Merger, when available free of charge on the Commission’s website at www.sec.gov or from the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer